EXHIBIT 99.1

SENSTAR TECHNOLOGIES LTD. (FORMERLY: MAGAL SECURITY SYSTEMS LTD.)
AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

UNAUDITED

IN U.S. DOLLARS

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2023	December 31, 2022
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,485	$14,937
Short-term bank deposits	113	110
Restricted cash and deposits	1,332	5
Trade receivables, (net of allowance for credit losses of $93 and $103 as of June 30, 2023 and December 31, 2022, respectively)	8,617	9,973
Unbilled accounts receivable	7	350
Other accounts receivable and prepaid expenses	1,932	1,441
Inventories (Note 3)	9,546	8,443

Total current assets	32,032	35,259

LONG-TERM ASSETS:
Deferred tax assets	2,260	1,981
Operating lease right-of-use assets	885	987

Total long-term assets	3,145	2,968

PROPERTY AND EQUIPMENT, NET	1,627	1,651

INTANGIBLE ASSETS, NET	1,069	1,142

GOODWILL	11,062	10,866

Total assets	$48,935	$51,886

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2023	December 31, 2022
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,430	$2,408
Customer advances	230	239
Deferred revenues	2,643	2,866
Other accounts payable and accrued expenses	4,212	4,749
Short-term operating lease liabilities	251	248

Total current liabilities	8,766	10,510

LONG-TERM LIABILITIES:
Deferred revenues	1,318	1,463
Deferred tax liabilities	852	865
Accrued severance pay	314	330
Long-term operating lease liabilities	652	757
Other long-term liabilities	261	274

Total long-term liabilities	3,397	3,689

COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at June 30, 2023 and December 31, 2022; Issued and outstanding: 23,309,987 shares at June 30, 2023 and December 31, 2022	6,799	6,799
Additional paid-in capital	30,504	30,503
Accumulated other comprehensive loss	(95)	(758)
Foreign currency translation adjustments (Company's standalone financial statements)	9,675	9,654
Accumulated deficit	(10,111)	(8,511)

Total shareholders' equity (Note 5)	36,772	37,687

Total liabilities and shareholders' equity	$48,935	$51,886

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

U.S. dollars in thousands (except per share data)

	Six months ended June 30,
	2023	2022

Revenues	$14,886	$15,909
Cost of revenues	6,169	5,967

Gross profit	8,717	9,942

Operating expenses:
Research and development, net	2,075	2,182
Selling and marketing	5,071	4,519
General and administrative	3,221	3,806

Total operating expenses	10,367	10,507

Operating loss	(1,650)	(565)
Financial income (expenses), net	(34)	(348)

Loss before income taxes	(1,684)	(913)
Tax benefit	(84)	(244)

Net loss from continuing operations	(1,600)	(669)
Net loss from discontinued operations (Note 1b)	-	(264)

Net loss attributable to Senstar's shareholders	$(1,600)	$(933)

Basic and diluted net loss per share:
Continuing operations	$(0.07)	$(0.03)
Discontinued operations	-	(0.01)

Basic and diluted net loss per share	$(0.07)	$(0.04)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2023	2022

Net loss	$(1,600)	$(933)

Foreign currency translation adjustments	663	(791)

Total other comprehensive income (loss)	663	(791)

Total comprehensive loss	$(937)	$(1,724)

Total comprehensive loss attributable to:
Senstar shareholders	$(937)	$(1,724)

Total comprehensive loss	$(937)	$(1,724)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

(Formerly: Magal Security Systems Ltd.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Unaudited)

U.S. dollars in thousands (except share data)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Total shareholders' equity

Balance as of December 31, 2021	23,301,653	$6,796	$30,394	$1,222	$9,687	$(12,342)	$35,757

Issuance of shares upon exercise of employee stock options	8,334	3	16	-	-	-	19
Stock-based compensation	-	-	58	-	-	-	58
Foreign currency translation adjustments- the Company	-	-	-	-	78	-	78
Comprehensive income (loss):
Net loss	-	-	-	-	-	(933)	(933)
Foreign currency translation adjustments	-	-	-	(791)	-	-	(791)

Balance as of June 30, 2022	23,309,987	$6,799	$30,468	$431	$9,765	$(13,275)	$34,188

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment - the Company	Retained earnings (accumulated deficit)	Total shareholders' equity

Balance as of December 31, 2022	23,309,987	$6,799	$30,503	$(758)	$9,654	$(8,511)	$37,687

Stock-based compensation	-	-	1	-	-	-	1
Foreign currency translation adjustments- the Company	-	-	-	-	21	-	21
Comprehensive income (loss):
Net loss	-	-	-	-	-	(1,600)	(1,600)
Foreign currency translation adjustments	-	-	-	663	-	-	663

Balance as of June 30, 2023	23,309,987	$6,799	$30,504	$(95)	$9,675	$(10,111)	$36,772

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2023	2022
Cash flows from operating activities:

Net loss	$(1,600)	$(933)
Adjustments required to reconcile net income to net cash used in operating activities:
Depreciation and amortization	530	761
Loss on sale of property and equipment	15	-
Stock based compensation	1	58
Decrease (increase) in trade receivables, net	1,464	(2,456)
Decrease in unbilled accounts receivable	345	18
Increase in other accounts receivable and prepaid expenses	(486)	(372)
Increase in inventories	(889)	(1,797)
Decrease (increase) in deferred income taxes	(251)	11
Decrease in operating lease right-of-use assets	56	87
Decrease in operating lease liabilities	(56)	(84)
Increase (decrease) in trade payables	(1,010)	92
Decrease in other accounts payable and accrued expenses and deferred revenues	(918)	(2,471)
Decrease in customer advances	(11)	(126)

Net cash used in operating activities	$(2,810)	$(7,212)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2023	2022
Cash flows from investing activities:

Release of short-term and long-term bank deposits	-	1
Purchase of property and equipment	(182)	(68)
Asset acquisition of technology	(214)	-

Net cash used in investing activities	(396)	(67)

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of options to employees	-	19

Net cash provided by financing activities	-	19

Effect of exchange rate changes on cash and cash equivalents	81	(1,198)

Decrease in cash, cash equivalents and restricted cash	(3,125)	(8,458)
Cash, cash equivalents and restricted cash at the beginning of the period	14,937	26,397

Cash, cash equivalents and restricted cash from continuing operations at the end of the period	$11,812	$17,939

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2023	2022

Supplemental disclosures of cash flows activities:

Cash and cash equivalents	$10,485	$17,939
Restricted cash	1,327	-

Total cash, cash equivalents and restricted cash	$11,812	$17,939

Cash paid during the period for:

Interest	$1	$112

Income taxes	$221	$1,307

Significant non-cash transactions:

Right-of-use asset recognized with corresponding lease liability	$-	$34

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	General:

Senstar Technologies Ltd. (formerly: Magal Security Systems Ltd.) ("the Parent Company" or "Senstar") and its subsidiaries (together - "the Company") is a leading international provider of comprehensive physical, video, and access control security products and solutions. The Company offers comprehensive solutions for critical sites, which leverage its broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions, as well as access control products and technologies.

b.
On February 7, 2021, the Company entered into an agreement (the “Purchase Agreement”) with Aeronautics Ltd., a subsidiary of RAFAEL Advanced Defense Systems Ltd., to sell the Company’s Integrated Solutions Division (the “Projects Division”), representing substantially all of the Company’s Integrated Solutions segment for total consideration of $35 million in cash at closing. On June 30, 2021, the Company completed the sale. The divestiture of the Company’s Integrated Solutions Division represented a strategic shift in the Company's operations.

Discontinued operation:

Under ASC 205-20, "Discontinued Operation" when a component of an entity, as defined in ASC 205-20, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its component are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company’s consolidated operations and the Company will have no significant continuing involvement in the operations of the component.

The following table presents the results of the discontinued operations for the six months ended June 30, 2023 and 2022, are presented below:

	Six months ended June 30,
	2023	2022

Income (loss) after income taxes	$-	$-
Capital loss from discontinued operation	-	(264)

Net loss from discontinued operation	$-	$(264)

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The following table presents cash flows for discontinued operations:

	Six months ended June 30,
	2023	2022

Net cash provided by discontinued operating activities	$22	$123

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited condensed interim consolidated financial statements:

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information. In the opinion of management, the unaudited condensed interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial statements.

The balance sheets as of December 31, 2022 have been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2022, included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on April 20, 2023. The significant accounting policies applied in the Company’s audited 2022 consolidated financial statements and notes thereto included in the Annual Report are applied consistently in these unaudited condensed interim consolidated financial statements. The Company’s interim period results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year.

The significant accounting policies disclosed in the Company’s audited 2022 consolidated financial statements and notes thereto have been applied consistently to these unaudited condensed interim consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Use of estimates:

The preparation of the unaudited condensed interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such management estimates and assumptions are related, but not limited to estimates used in determining values of goodwill and identifiable intangible assets, revenue recognition, allowances for credit losses, inventory write-offs, warranty provision, tax assets and tax positions, legal contingencies, amounts classified as discontinued operations and stock-based compensation costs. Actual results could differ from those estimates.

c.	Principles of consolidation:

The unaudited condensed interim consolidated financial statements include the accounts of the Parent Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

d.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term and long-term bank deposits, trade receivables, unbilled accounts receivable and long-term trade receivables.

As of June 30, 2023, $5,418 of the Company's cash and cash equivalents and restricted cash and short-term deposits were invested in major Israeli and U.S. banks, and approximately $6,512 were invested in other banks, mainly with the Royal Bank of Canada, Deutsche Bank and NatWest Bank. The Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the accompanying consolidated balance sheets exceed federally insured limits. Generally, these deposits may be redeemed upon demand and therefore, bear low risk.

Trade receivables of the Company, as well as the unbilled accounts receivable, are primarily derived from sales to large and solid organizations and governmental authorities located mainly in the U.S., Canada, Europe and APAC.

The Company performs ongoing credit evaluations of its customers. An allowance for credit losses is recognized with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Revenue recognition:

Remaining performance obligations:

Remaining performance obligations represent the future revenues expected to be recognized on firm orders received by the Company and are equivalent to the Company’s remaining performance obligations at the end of each period for a remaining period of more than a year. The Company's remaining performance obligations as of June 30, 2023 was $9.2 million, out of which the Company expects to recognize approximately 15% as revenue in the next twelve months, with the remainder to be recognized thereafter.

Deferred revenues and customer advances:

Deferred revenues and customer advances decreased by $0.4 million compared to the beginning balance of $4.6 million as of January 1, 2023. The decrease was primarily as a result of $2.1 million of recognized revenues from deferred revenues and customer advances. This was offset by $1.6 million of new unearned amounts under contracts as well as $0.1 million of exchange rate impact. The above resulted in an ending balance of $4.2 million as of June 30, 2023.

Unbilled accounts receivable:

Unbilled accounts receivable decreased by $0.3 million compared to the beginning balance of $0.3 million as of January 1, 2023. The increase was primarily due to $0.1 million of recognized revenues in advance of contractual billing during the year. This was offset by a decrease of $0.4 million as a result of billings. The above resulted in a balance of $7 as of June 30, 2023.

f.	New accounting pronouncements not yet effective:

As of June 30, 2023, there are no recently issued accounting pronouncements that have not yet been adopted that are expected to have a material effect on the Company’s unaudited condensed interim consolidated financial statements.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	INVENTORIES

	June 30, 2023	December 31, 2022
	Unaudited

Raw materials	$2,723	$2,105
Work in progress	623	911
Finished products	6,200	5,427

	$9,546	$8,443

During the six months ended June 30, 2023 and the year ended December 31, 2022, the Company recorded inventory write-offs in the amounts of $3 and $21, respectively. Such write-offs were included in cost of revenues.

NOTE 4:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Guarantees:

As of June 30, 2023 and December 31, 2022, the Company had credit lines of approximately $2,017 and $2,117, out of which $1,487 and $1,595 were utilized for bank performance guarantees, advance payment guarantees and bid bond guarantees from several banks, respectively, mainly in Israel and Canada.

b.	Restricted deposit:

In connection with a project in Canada, the Company was required to maintain restricted deposits in order to guarantee the Company's performance under that project in the amount of $ 1,327. The deposits for the project bear an average interest rate of 4.7%.

c.	Legal proceedings:

1)
The Company is subject to legal proceedings arising in the normal course of business. Based on the advice of legal counsel, management believes that these proceedings will not have a material adverse effect on the Company's financial position or results of operations.

2)
In February 2019, Magal Mexico (the Company’s former subsidiary whose shares were sold as part of the Integrated Solutions Division sale (see Note 1b)) initiated a dispute procedure with the Mexican tax authorities requesting the recognition of deduction of certain expenses as claimed by the former Mexican subsidiary in its annual tax filings. In July 2019, the tax authorities denied the former Mexican subsidiary position. On September 11, 2019, Magal Mexico filed a nullity claim (administrative trial) against the resolution of the Mexican Internal Revenue Service (Servicio de Administración Tributaria) that had requested the former subsidiary to correct its tax situation by virtue that certain invoices did not produce any legal effect.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The claim was admitted and resolved in favor of the former subsidiary on August 5, 2020. This resolution was then challenged by the tax authority, through a motion of review before the Collegiate Courts of Circuit; which resolved the appeal by the tax authority unfavorably to the former Mexican subsidiary, on June 4, 2021. The Collegiate Court had confirmed the legality of the tax resolution and had directed the lower court to issue a similar resolution which was issued on July 2, 2021, whereby the lower court had ruled in favor of the Tax Authority.

On September 21, 2021, the former Mexican subsidiary appealed the resolution by the lower court before the Collegiate Courts of Circuit. In October 2021, the Collegiate Court admitted the appeal, however, on March 14, 2022, the Court ruled in favor of the Tax Authority, deciding to confirm the challenged resolution. On March 25, 2022, the former Mexican subsidiary appealed the Collegiate Court's decision before the Mexican Supreme Court of Justice. On May 17, 2022, the Mexican Court rejected the former Mexican subsidiary's annulment claim regarding the Mexican Tax authority’s decision not to allow the deduction of expenses and credit of VAT by the former Mexican subsidiary.

According to the Purchase Agreement of the Integrated Solutions division dated February 7, 2021, the Company was financially liable for the outcome of this dispute and has to indemnify Aeronautics Ltd. according to the final tax resolution in this matter.

On July 19, 2022, Aeronautics Ltd. and Magal Security Systems Ltd. (formerly Onlishel Ltd.) (collectively for this section the "Buyer"), and the Company agreed that the Company will reimburse the Buyer in the amount of $4,250 (approximately 86,855 thousands Mexican Peso, in accordance with the then USD-Mexican Peso exchange rate) (the "Tax Payment Amount"), as provided in the closing protocol dated June 30, 2021 to the Purchase Agreement. The Buyer committed to pay the Tax Payment Amount to the relevant Mexican tax authorities.

c.	Royalty commitments to the Innovation Authority (formerly the Office of the Chief Scientist) of the Israeli Ministry of Economy, or Innovation Authority:

Under the research and development agreements between the Company and the Innovation Authority, the Company is required to pay royalties at the rate of 3.5% of revenues derived from sales of products developed with funds provided by the Innovation Authority and ancillary services, up to an amount equal to 100% of the Innovation Authority research and development grants received, linked to the U.S. dollars plus interest on the unpaid amount received based on the 12-month LIBOR rate applicable to U.S. dollar deposits. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On June 30, 2021, upon closing of the sale of the Company's Integrated Solutions Division to Aeronautics Ltd., the Company's rights and obligations concerning some of its Innovation Authority grants were assumed by Aeronautics Ltd.

As of June 30, 2023, the Company had remaining contingent obligations to pay approximately $600 in royalties not assumed by Aeronautics Ltd. The Company's obligations are contingent upon the unlikely event of future revenues associated with the technologies developed under the said grants.

As an alternative, the Company may be required to pay royalties over the portion of the consideration attributed to the operation derived from the funds provided by the Innovation Authority, up to the maximum amount of the related funds received. Company's management estimated it to be in an immaterial amount.

NOTE 5:- SHAREHOLDERS' EQUITY

a.	Pertinent rights and privileges conferred by Ordinary shares:

The Ordinary shares of the Company are listed on the NASDAQ Global Market. The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends, if declared.

b.	Issued and outstanding share capital: 23,309,987 Ordinary shares as of June 30, 2023 and December 31, 2022.

c.	Dividends:

Dividends, will be declared and paid in U.S. dollars. Dividends paid to shareholders in Israel will be converted into NIS on the basis of the exchange rate prevailing at the date of payment.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

	Six months ended June 30,
	2023	2022
Numerator - continuing operations:

Net loss from continuing operations attributable to Senstar shareholders	$(1,600)	$(669)

Numerator - discontinued operations:

Net loss from discontinued operations	$-	$(264)

Denominator:

Denominator for basic net loss per share weighted-average number of shares outstanding	23,309,987	23,305,981
Effect of dilutive securities:
Employee stock options	-	-

Denominator for diluted net loss per share - adjusted weighted average shares and assumed exercises	23,309,987	23,305,981

NOTE 7:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Commencing October 1, 2014, the Company compensates its Executive Chairman of the Board for services provided to the Company. In addition to the directors' fees paid by the Company to all of its directors, the Company pays: (i) a monthly payment of approximately $4 for time devoted to such position; and (ii) an annual cash bonus of $30 that is payable only if the Company's net profit pursuant to its annual audited and consolidated financial statement exceeds $5,000. The annual cash bonus was payable commencing as of the 2015 fiscal year and will be paid, if earned, as set forth in the Compensation Policy.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SEGMENT INFORMATION

Historically, the Company had two operating segments, which also represented its reportable segments. The Integrated Solutions Division (“Projects” segment) and Senstar Product division (“Products” segment). On June 30, 2021, the Projects segment was sold (see note 1b). Therefore, the results of the Company’s Projects segment were classified as discontinued operations in the Company’s consolidated statements of operations and thus excluded from both continuing operations and segment results for all periods presented. Accordingly, the Company now have one reportable segment with the change reflected in all periods presented.

Geographical information:

The following is a summary of revenues within geographic areas based on end customers’ location and long-lived assets:

1.	Revenues:

	Six months ended June 30,
	2023	2022

North America	$7,727	$6,496
Europe	5,320	5,134
APAC	1,236	3,716
South and Latin America	553	422
Israel	48	50
Others	2	91

	$14,886	$15,909

2.	Long-lived assets:

	June 30, 2023	December 31, 2022
	Unaudited

Israel	$119	$170
Europe	1,318	1,268
USA	1,774	1,764
Canada	11,381	11,375
Others	51	69

	$14,643	$14,646

Long-lived assets include operating lease right-of-use assets, property and equipment, net, intangible assets, net and goodwill.

SENSTAR TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
(Formerly: Magal Security Systems Ltd.)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SUBSEQUENT EVENTS

On September 26, 2023, the Company announced that it intends to move the corporate domicile of the Company to the Province of Ontario, Canada. The Company is currently incorporated under the laws of the State of Israel. The Company expects that the redomiciliation will have no material impact on how it conducts its day-to-day operations. The redomiciliation, which is subject to certain conditions, including shareholder approval, is expected to close in the first quarter of 2024.